UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D. C. 20549

                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 1)*

                              THE PANTRY, INC.
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                              (Name of Issuer)

                  COMMON STOCK, PAR VALUE $0.01 PER SHARE
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                       (Title of Class of Securities)

                                 698657103
            --------------------------------------------------
                               (CUSIP Number)

             CHILTON INVESTMENT COMPANY INC., 65 LOCUST AVENUE
                       NEW CANAAN, CONNECTICUT 06840
                  ATTN: NORMAN B. CHAMP III (203) 966-1221
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        (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)

                               MARCH 16, 2000
            --------------------------------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Schedules filed in paper format should include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D

CUSIP No. 698657103                 Page 2 of 4 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

        CHILTON INVESTMENT COMPANY, INC.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

        AF; OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               2,085,200

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             2,085,200

                10  SHARED DISPOSITIVE POWER

                        0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,085,200

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        11.5%

14  TYPE OF REPORTING PERSON*

        CO

ITEM 1.   Security and Issuer

          The Schedule 13D initially filed on June 18, 1999 relating to the common stock, par value $0.01 per share (the "Common Stock"), issued by The Pantry, Inc., a Delaware corporation (the "Issuer") is hereby amended by this Amendment No. 1 to the Schedule 13D to report a change in beneficial ownership that terminates the Reporting Person's (as defined below) obligation. The Schedule 13D is amended as follows:

ITEM 5.   Interest in Securities of the Issuer
          ------------------------------------

          Item 5(a) is hereby supplemented by the addition of the following:

               (a) As of the date hereof, the Reporting Person is deemed to be the beneficial owner of 2,085,200 shares of Common Stock, constituting 11.5% of the outstanding shares of Common Stock (based upon 18,111,474 shares issued and outstanding as of February 7,2000 according to publicly available filings of the Issuer).

          Item 5(c) is hereby supplemented by the addition of the following:

               (c) The number of shares and the price per share for all transactions effected the Reporting Person in the last 60 days are as follows:

      Trade Date              No of Shares             Price Per Share
      ----------              ------------             ---------------
                             Acquired/(Sold)
                             ---------------

        3/16/00                   100,000                    $7.13
        3/17/00                   115,000                    $7.38
        3/21/00                    10,200                    $9.59

All such transactions were open market transactions effected on the Nasdaq National Market System. No other transactions were effected by the Reporting Person during such period.

                                 SIGNATURE
                                 ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 31, 2000

                                       CHILTON INVESTMENT
                                       COMPANY, INC.



                                       By:  /s/ Richard L. Chilton, Jr.
                                            ---------------------------
                                            Name:  Richard L. Chilton, Jr.
                                            Title: Chairman and Chief
                                                   Executive Officer